Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:         Conoco Inc.
                                    Commission File No.:     001-14521

                                    Subject Company:         Phillips
                                                             Petroleum Company
                                    Commission File No.:     001-00720



Set forth below are excerpts from a special issue of Conoco World relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company that have been distributed to Conoco employees on December 7, 2001.


ISSUE: Conoco World -- 2001 No. 7
SLUG:  AWD message
HEAD:


Chairman and CEO Archie Dunham sent the following message to all employees and contractors on Sunday, November 18.



This afternoon I have some exciting news to share with you! Just minutes ago,

we announced that Conoco and Phillips Petroleum Company will merge, forming a new and even stronger company named ConocoPhillips. The new company will have an enterprise value of $53.5 billion.

     More details about the merger are provided in the news release. But,

specifically, the merger will:

     /_/     Create the third-largest integrated U.S. energy company based on market capitalization and oil and natural gas reserves and production.

     /_/     Increase daily oil and natural gas production to 1.7 million barrels of oil equivalent (BOE), and expand our combined reserves to 8.7 billion BOE, making ConocoPhillips the sixth-largest energy company globally in terms of reserves.

     /_/     Position ConocoPhillips as the fifth-largest global refiner, with a refining capacity of 2.6 million
barrels per day; and significantly strengthen our marketing operations.

     /_/     Significantly expand our presence in North America, Northwestern

Europe, Northern South America and Asia Pacific, and provide future growth opportunities in the Middle East, the Caspian Sea, West Africa and Russia.

     The new company will be headquartered at Conoco's current location in

Houston. I will delay my normal retirement to 2004 and serve as Chairman of

ConocoPhillips. Jim Mulva, Phillips' current Chairman and CEO, will be

President and CEO of the combined company, and will also become Chairman when

I retire.

Under the terms of the agreement, Conoco shareholders will receive 0.4677 shares of new ConocoPhillips common stock for each share of Conoco stock they own, and Phillips shareholders will receive one share of ConocoPhillips common stock for each share of Phillips stock they own.

     The boards of both companies have unanimously approved the merger and the companies have signed a definitive merger agreement. The merger is expected to be completed in the second half of 2002, following the approval of both companies' shareholders and customary regulatory approvals. A Transition Team

-- led by Phil Frederickson, Conoco's Senior Vice President for Corporate

Strategy and Business

Development, and John Lowe, Phillips' Senior Vice President for Corporate

Strategy and Development -- will begin work immediately to ensure the two companies are integrated quickly and smoothly when the merger is completed.

     For those of you who are not familiar with Phillips, I'd like to tell you a bit about their history and current operations. Like Conoco, Phillips' roots are strong. Both companies were founded in the early days of the oil industry

-- Conoco in 1875 and Phillips in 1917. From these early beginnings, both companies have grown and prospered, becoming leaders in the global energy industry. Today, Phillips is a major international energy company that explores for and produces crude oil, natural gas and natural gas liquids worldwide. It recently completed one of the largest transactions in its history with the purchase of Arco Alaska, which made Phillips the largest oil and natural gas producer in Alaska. In downstream, Phillips is a major U.S.

refiner and marketer, having significantly expanded its U.S. presence with the recent acquisition of Tosco Corporation. Phillips also is involved in natural gas gathering and processing; and it produces and distributes chemicals and plastics worldwide.

     By joining forces, we are combining two impressive energy portfolios. The merger will strengthen operations in
our core areas; ensure future growth; and achieve expected annual cost savings of approximately $750 million (U.S.) through more efficient exploration,

production and downstream activities, and the elimination of duplicate corporate and administrative positions, programs and operating offices.

     Unfortunately, there will be work force reductions, but we anticipate accomplishing as much of this as possible through redeployment, attrition and reduced hiring. In fact, as a much larger, more diverse company,

ConocoPhillips will be able to provide even greater career opportunities long term for employees around the world.

     This announcement represents a major achievement for both companies, and

I know many of you will have questions. I have tried to address some of those questions in a video message that is posted on the Pathfinder Intranet site. A

Q&A also is posted on Pathfinder, and we'll continue to communicate regularly in the days ahead.

     Although this is a time of change for Conoco, it's also a time of great opportunity. As Conoco and Phillips join together, we will pursue a bright new future built on a foundation of unwavering values. Over the years I have come to know many Phillips employees, and along with the similarities in our histories and operations, we also share
common values. Like Conoco, Phillips is committed to safety, environmental responsibility, maintaining the highest ethical standards and valuing all people. I'm confident that when our two extraordinary work forces are joined,

we will accomplish far more together than either of us could have accomplished alone.

     In the history of Conoco and Phillips, November 18, 2001 -- like May 11,

1998, when we announced the IPO -- will be a day to remember ... a day when we accelerated our journey of growth. I hope you share my excitement about the potential the merger represents, and the promise of this exceptional new enterprise.



Warm regards,

Archie

 SSUE: Conoco World - SPECIAL EDITION
SLUG:  News2
HEAD:  It's a merger of equals



Conoco and Phillips Petroleum have signed a definitive merger agreement,

creating "a tough new competitor to the larger global majors," in the words of

Chairman and CEO Archie Dunham.

     The "merger of equals," unanimously approved by both companies' boards of directors, was announced Sunday, Nov. 18. The transaction is expected to be completed in the second half of 2002.

     Most employees learned of the merger when they arrived for work on Monday and read an e- mail message from Dunham, sent the previous afternoon (see below). Also, a video message from the chairman, providing greater detail about the historic step, was posted on the Pathfinder intranet site.

     The new company, to be named ConocoPhillips, would have an enterprise value of $53.5 billion and be the third-largest integrated U.S. energy company based on market capitalization and oil and gas reserves and production.

Worldwide, it will be the sixth-largest energy company based on hydrocarbon reserves and the fifth-largest global refiner.

     The companies expect the combined enterprise to achieve annual cost savings of approximately $750 million within the first year after closing.

These savings will result from more efficient exploration, production and downstream activities, and the elimination of duplicate corporate and administrative positions, programs and operating offices.

     Upon completion of the merger, the ConocoPhillips board of directors will consist of 16 directors, eight selected by each company. The new company will be headquartered at Conoco's complex in Houston, with a significant and continuing presence in Bartlesville, Okla. (Phillips' current headquarters),

and Oklahoma.

     In upstream, ConocoPhillips will have numerous legacy asset positions,

including those in Alaska, Canada, the Lower 48, the North Sea, Venezuela,

China, the Timor Sea, Indonesia, Vietnam, the Middle East, Russia and the

Caspian area.

     In downstream, the new company will operate or have equity interests in

19 refineries in the United States, the U.K., Ireland, Germany, the Czech

Republic and Malaysia, with a total refining capacity of 2.6 million barrels a day. It also will have a strong marketing presence in the United States.

ISSUE: Conoco World -- 2001 No. 7
SLUG:  Q&A
HEAD: Questions and Answers



More questions and answers about the merger can be found on the Q&A pick of the Merger of Equals site on Pathfinder. The site will be updated periodically as questions are received.




HOW WAS THE MERGER DETERMINED TO BE A "MERGER OF EQUALS" WITH RESPECT TO

PHILLIPS GETTING A 56.6 PERCENT STAKE IN THE NEW COMPANY? THIS WOULD INDICATE

MORE OF A BUYOUT THAN A MERGER. WHAT WILL KEEP CONOCO'S VIEWS FROM BEING

OVERRULED?

A number of steps were taken to ensure that the merger truly is a "merger of equals," which is the desire of both companies' senior management.

Conoco Chairman and CEO Archie Dunham will delay his retirement until 2004 and remain actively involved, jointly selecting the management team for the new company and serving as Chairman of the Board of Directors of ConocoPhillips.

The board will be made up of 16 directors, 8 selected by each of the two companies. The corporate headquarters will be located in Houston. And Conoco will maintain its identity with the name ConocoPhillips.

     Despite some media reports, the merger was not an acquisition or a sale by either company, which is why there was no premium received by either company. Shareholders in each company will simply be exchanging their current shares in Conoco and/or Phillips for an equal value of new ConocoPhillips stock. The reason Phillips shareholders will own 56 percent of the new company and Conoco shareholders 44 percent is because Phillips is currently a slightly bigger company than Conoco in terms of equity value. Both sets of shareholders will hold stock valued at roughly the same total value as before, only now they will own it in the new ConocoPhillips company.



I'VE READ THAT SOME OTHER COMPANY MAY STEP FORWARD AS A "SUITOR" FOR CONOCO,

OFFERING A PREMIUM ABOVE THE PER-SHARE VALUE PROVIDED IN THE CONOCO-PHILLIPS

AGREEMENT. WHAT WILL CONOCO DO IF THIS HAPPENS?

The Conoco-Phillips merger agreement doesn't provide a premium for either stock because it is a merger of two companies, rather than being an acquisition of one by the other. Conoco and Phillips believe that, while not providing a short-term gain, the merger offers significant long-term value to shareholders through the excellent fit of the two companies' asset portfolios and the enormous
growth potential they provide. Of course, Conoco's board of directors will fulfill its fiduciary responsibility to its shareholders by examining the merits of any offer presented.



THE MERGER NEWS RELEASE SAID PHILLIPS SHAREHOLDERS WILL RECEIVE ONE SHARE OF

CONOCOPHILLIPS STOCK FOR EACH SHARE OF PHILLIPS STOCK THEY OWN, WHILE CONOCO

SHAREHOLDERS WILL GET 0.4677 SHARES OF THE NEW COMPANY FOR EACH SHARE OF

CONOCO STOCK THEY OWN. WHY SUCH A BIG DIFFERENCE, AND WHAT IS THE DISTRIBUTION

BASED ON?

To make distribution of shares of ConocoPhillips equitable, the number of shares that stockholders of each company will receive is determined by the

20-day average closing price (ending Nov. 16) for each company's stock, as well as the number of shares outstanding (which together represent the total equity value of each company).



IS THERE ANY ESTIMATE OF THE SIZE OF THE WORK FORCE REDUCTION THAT WILL OCCUR

AS A RESULT OF THE MERGER, AND WHEN WILL IT BEGIN?

No estimates have been made regarding the impact on the Conoco work force, and it is likely to be several months before these decisions are made. Leaders of both companies
are committed to working diligently to redeploy affected employees and accommodate personal preferences whenever possible.



WHAT WILL THE SELECTION PROCESS BE FOR STAFFING THE MERGED COMPANY?

The most qualified employees with the necessary skills and experience from both companies will fill the positions. The staffing of the new company will be completed as soon as practical following closure of the merger. Company management will use a fair and thorough process for evaluating all employees and positions.

ISSUE: Conoco World - SPECIAL EDITION
SLUG:  McKee quote
HEAD:



"The overall strategic fit of the two companies is excellent. Individually,

both upstream organizations are very strong, with excellent assets and growth opportunities. But, by combining the two asset portfolios and the distinctive strengths of each organization, we have a unique opportunity to take our performance to the next level and to ensure its strength and longevity.

     "The merger strengthens all of Conoco's core areas -- North America and

Northern South America in particular. And in the North Sea, the combination will make us the fifth-largest producer of oil and gas. The merger also will expand our scope in Asia Pacific.

     "Finally, by combining Conoco's position in Dubai, Syria and Saudi

Arabia's Core Venture 3 with Phillips' involvement in Core Venture 1 and the other Middle Eastern and Caspian opportunities we both have, that region becomes a strong candidate for a fifth core area."

ISSUE: Conoco World -- 2001 No. 7
SLUG:  Nokes quote
HEAD:



"I can't think of a better merger partner than Phillips, which has always been a respected company and a premier brand.

     "The merger will enable us to further optimize downstream, while pursuing focused expansion in high-growth markets.  In the U.S., we'll have the size and complexity to compete even more effectively, allowing us to fully capitalize on positive market cycles and our greater geographic diversity. We'll also have access to cost-advantaged feedstocks, and there is the potential for even greater synergies with the upstream business.

     "Internationally, ConocoPhillips will be a top-rated refiner with high-conversion capacity. "I think it's clear, the merger of Conoco and

Phillips will open new doors of opportunity for the downstream business. It will build on our strengths, and help us overcome the challenges of a highly competitive industry."

ISSUE: Conoco World -- 2001 No. 7
SLUG:  Profile
HEAD:



Phillips Petroleum is a fully integrated, international energy company with

38,600 employees and $25.4 billion in assets.  Specifically, Phillips:

     o       Holds E&P acreage in 19 countries and produces in nine -- the

             Norwegian, United Kingdom and Danish sectors of the North Sea; the

             United States; Canada; China; Nigeria; Venezuela; and the Timor

             Sea.

     o       Conducts gas gathering, processing and marketing activities through its 30.3 percent interest in Duke Power Services, one of the largest natural gas liquids manufacturers and marketers in the U.S.

     o       Operates 10 U.S. refineries with a combined crude oil refining capacity of approximately 1.7 million barrels per day.  Also operates a refinery in Ireland.

     o       Markets motor fuels through approximately 12,400 outlets in 46 states under brands including Phillips 66, Union 76 and Circle

             K. Owns or has an interest in about 16,000 miles of pipeline systems.

     o       Is a global manufacturer of chemicals through Chevron Phillips

             Chemical Company.

              CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE
           HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
                              REFORM ACT OF 1995
          These excerpts contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these excerpts include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

          In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.